United States
                              Securities and Exchange Commission
                                    Washington, D.C. 20549


                                        SCHEDULE 13D

                          Under the Securities Exchange Act of 1934
                                      (Amendment No. 11)

                          John Hancock Patriot Global Dividend Fund
                                      (Name of Issuer)


                                         Common Stock
                               (Title of Class of Securities)


                                        41013G-10-3
                                       (CUSIP Number)



                                  The Commerce Group, Inc.
                                       211 Main Street
                                      Webster, MA 01570
                                       (508) 943-9000
                        (Name, Address and Telephone Number of Person
                      Authorized to Receive Notices and Communications)



                                         July 24, 2003
                   (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box:    [X]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).














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CUSIP No.: 41013G-10-3                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 11
                                            August 6, 2003




1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

         The Commerce Group Inc.
         ID# 04-2599931

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [  ]
                                                          (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                      [WC]

5        CHECK BOX IF DISCLOSURE OF LEGAL                     [  ]
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Massachusetts

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         SOLE VOTING POWER                             2,139,500
         SHARED VOTING POWER                                 0
         SOLE DISPOSITIVE POWER                        2,139,500
         SHARED DISPOSITIVE POWER                            0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,139,500

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           25.6%

14.      TYPE OF REPORTING PERSON
         [HC]















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CUSIP No.: 41013G-10-3                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 11
                                            AUGUST 6, 2003




ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to the shares of beneficial interest (the "Shares"), of John Hancock Patriot Global Dividend Fund (the "Fund"), a Massachusetts business trust registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at 101 Huntington Avenue, Boston, MA, 02199-7603.


ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (f) This Schedule 13D is being filed by The Commerce Group Inc. (the "Reporting Person"), a corporation formed under the laws of Massachusetts. The Reporting Person is a corporation whose principal offices are located at 211 Main Street Webster, MA 01570. No material changes have taken place with respect to director or officer information of the Reporting Person.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     This item is not applicable. This Schedule 13D reports sales of shares rather than purchases.


ITEM 4.  PURPOSE OF TRANSACTION

     No material change has taken place since the previous filing.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Fund's reports with the Securities and Exchange Commission report that 8,344,700 Shares are outstanding. Based upon such number, the Reporting Person beneficially owns 25.6% of the Fund's outstanding Shares.

     (b) The Reporting Person is the beneficial owner (through its insurance subsidiaries as listed below) of 2,139,500 Shares, over which it has sole power of disposition and voting. Such number of Shares represents approximately 25.6% of the outstanding Shares.

                                               Shares              Cost

   The Commerce Insurance Company            2,139,500          $23,921,604

                  Totals                     2,139,500          $23,921,604







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CUSIP No.: 41013G-10-3                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 11
                                            AUGUST 6, 2003


     (c) During the period from July 23, 2003 through July 24, 2003, the Reporting Person has effected the following sales of Common Stock, all of which were made on the New York Stock Exchange (see attached Annex A). All transactions prior to July 23, 2003 were reported on previous Schedule 13D filings.


     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.


     (e) It is inapplicable to state the date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Annex A   Item 5(c) Information




                                          SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 6, 2003                            THE COMMERCE GROUP INC.





                                          /s/ Gerald Fels
                                          Gerald Fels
                                          Executive Vice President &
                                          Chief Financial Officer


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ANNEX  A
Item 5 (c) - Information

  41013G-10-3    JOHN HANCOCK PATRIOT GLOBAL DIVIDEND FUND

  FROM 07/23/03 - 07/24/03

AMERICAN COMMERCE INSURANCE COMPANY
  SALES

  TRADE           SETTLEMENT           SHARES           SALE PRICE
  DATE              DATE                SOLD            PER SHARE              CONSIDERATION
07/23/03           07/28/03            31,300            $12.6000             $  393,109.54

AMERICAN COMMERCE SALE TOTALS          31,300                                 $  393,109.54


COMMERCE INSURANCE CO
     SALES

  TRADE           SETTLEMENT           SHARES           SALE PRICE
  DATE              DATE                SOLD            PER SHARE              CONSIDERATION

07/23/03           07/28/03            40,600            $12.5539             $  508,040.49
07/24/03           07/29/03            19,800             12.5554                247,793.29

COMMERCE SALE TOTALS                   60,400                                 $  755,833.77

NET CONSOLIDATED SALES                 91,700                                 $1,148,943.32











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